CAPITAL ONE FINANCIAL CORPORATION

August 31, 2007

Mr. Christian N. Windsor

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Re:	Capital One Financial Corp.

Comments on Definitive 14A

Dated August 21, 2007

File No. 001-13300

Dear Mr. Windsor:

This letter is to follow up on our telephone call of August 30, 2007, in which we discussed extending the deadline for responding to your comments on our proxy materials.

As we discussed, we will respond to the comment letter no later than October 31, 2007.

Please contact Tangela Richter at (703) 720-3249 or me at (703) 720-2289 with any questions.

Sincerely,

/s/ Polly Nyquist
Polly Nyquist
Managing Vice President